Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-8 No. 333-68018) pertaining to the ARRIS Group, Inc. Employee Savings Plan, of our reports (a) dated February 27, 2013, with respect to the consolidated financial statements and schedule of ARRIS Group, Inc. and the effectiveness of internal control over financial reporting of ARRIS Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2012 and (b) dated June 28, 2012, with respect to the financial statements and schedule of assets (held at end of year) of the ARRIS Group, Inc. Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

April 16, 2013